SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2011
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL

CORPORATE TAXPAYER ID (CNPJ): 76.483.817/0001-20

PUBLICLY-HELD COMPANY

CVM Registration No. 1431 - 1

SUMMARY OF THE MINUTES OF THE ONE HUNDRED AND THIRTY-FOURTH

ANNUAL MEETING OF THE BOARD OF DIRECTORS

1. VENUE: Rua Coronel Dulcídio, 800, Curitiba, State of Paraná. 2. DATE AND TIME: September 27, 2011 – 2:00 p.m. 3. PRESIDING BOARD: MAURICIO SCHULMAN – Chairman, LINDOLFO ZIMMER – Secretary. 4. MATTERS DISCUSSED AND RESOLUTIONS MADE:

I.      The Company’s Management Model and Strategic Plan were presented;

  The information on Integrated Corporate Management System - ERP/CIS was presented;
  The termination of the Financing Contract number 02.10.0567.00 and the new financing proposal of Copel Telecomunicações S.A. were approved;
  The Report of the Audit Committee for the first half of 2011 was approved;
  The indications of representatives of the Company in associated and/or controlled companies were approved and authorized;
  The information on participation of Copel in the Transmission Auction 004/2011 of the National Electric Power Agency (ANEEL) was presented.

5. ATTENDANCE: MAURICIO SCHULMAN – Chairman, LINDOLFO ZIMMER – Secretary, JOSÉ RICHA FILHO, PAULO PROCOPIAK DE AGUIAR, PEDRO LUIZ CERIZE, FABIANO BRAGA CÔRTES, CARLOS HOMERO GIACOMINI, and NILTON CAMARGO COSTA.

The full Minutes of the 134th Annual Board of Director’s Meeting of Copel were drawn up in the Company’s Book no. 06 registered at the Paraná State Trade Registry under no. 05/095391-5 on August 8, 2005.

LINDOLFO ZIMMER

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: September 28, 2011

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Lindolfo Zimmer
Lindolfo Zimmer CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.